SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)*


                       Horizon Group Properties, Inc.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)


                                 44041U102
                               (CUSIP Number)


                               August 4, 1998
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 pages

CUSIP No.     44041U102                  13G              Page 2 of 5 Pages


  1       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Security Capital Preferred Growth Incorporated

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
  3       SEC USE ONLY


  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Maryland


       NUMBER OF            5       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0- Shares
        OWNED BY
          EACH              6       SHARED VOTING POWER
       REPORTING
         PERSON                     -0- Shares
          WITH
                             7       SOLE DISPOSITIVE POWER

                                      -0- Shares

                            8       SHARED DISPOSITIVE POWER

                                    -0- Shares

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   -0- Shares
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.0% of the Shares of Common Stock

 12       TYPE OF REPORTING PERSON*

                   CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                  Page 2 of 5 pages

Item 1(a).        Name of Issuer:

                  Horizon Group Properties, Inc.

      (b).        Address of Issuer's Principal Executive Offices:

                  5000 Hakes Drive, Norton Shores, Michigan 49441

Item 2(a).        Name of Person Filing:

                  Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland ("SCPG").

      (b).        Address of Principal Business Office or, if None, Residence:

                  11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

      (c).        Citizenship:

                  Maryland

      (d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock")

      (e).        CUSIP Number:

                  44041U102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [] Broker or dealer registered under Section 15 of the
                   Exchange Act;
            (b) [] Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c) [] Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;
            (d) [] Investment company registered under Section 8 of the
                   Investment Company Act;
            (e) [] An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E);
            (f) [] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [] An parent holding company or control person in
                   accordance with Rule 13d- 1(b)(1)(ii)(G);
            (h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
            (i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j) [] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                                       Page 3 of 5 pages

Item 4.  Ownership.

    (a).       Amount Beneficially Owned:

               SCPG beneficially owns 0 shares of Common Stock.

    (b).       Percent of Class:

               0.0% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

    (c).       Number of shares as to which such person has:

              (i).     Sole power to vote or to direct the vote:

                       None.

              (ii).    Shared power to vote or to direct the vote:

                       None.

              (iii).   Sole power to dispose or to direct the disposition of:

                       None.

              (iv).    Shared power to dispose or to direct the disposition of:

                       None.

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.


                                                      Page 4 of 5 pages

Item 9.  Notice of Dissolution of a Group.

               Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1998



                             SECURITY CAPITAL PREFERRED GROWTH INCORPORATED




                             By:     /s/ Jeffrey C. Nellessen
                                   ----------------------------
                             Name:    Jeffrey C. Nellessen
                             Title:   Treasurer

                                                         Page 5 of 5 pages